# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

## FORM 8-K/A

**Current Report Pursuant to Section 13 or 15(d) of**
**The Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported): March 31, 2006**

# SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

| | | |
|---|---|---|
| **Maryland** | **001-32447** | **30-0228584** |
| (State or other jurisdiction of Incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| | |
|---|---|
| **4860 Cox Road, Suite 300** | **23060** |
| **Glen Allen, Virginia** | (Zip Code) |
| (Address of principal executive offices) | |

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**INFORMATION TO BE INCLUDED IN THE REPORT**

Item 2.02. Results of Operations and Financial Condition

On March 31, 2006, Saxon Capital, Inc. ("Saxon") issued a press release announcing Saxon's financial results for the fourth quarter of 2005 and the year ending December 31, 2005. This Form 8-K/A amends the Current Report on Form 8-K filed by Saxon with the Securities and Exchange Commission on March 31, 2006 (the ''Original 8-K'') to correct a typographical error in the amount of the September 30, 2005 balance of Real Estate Owned in the Condensed Consolidated Balance Sheets in the exhibit attached to the Original 8-K. The correct balance of Real Estate Owned as of September 30, 2005 is $35,845 *($ in thousands)*. The amount of Total Assets was correctly reported in the Original 8-K. No other changes are being made to the Original 8-K.

A copy of the press release reflecting this correction is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(c)  Exhibits

99.1  Press Release dated March 31, 2006 (corrected).

## Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

By: /s/Robert B. Eastep

Date: April 3, 2006

Robert B. Eastep
Executive Vice President and Chief Financial Officer

## INDEX TO EXHIBITS

<u>Exhibits</u>

Exhibit 99.1  Press Release dated March 31, 2006.

EXHIBIT 99.1



**Contact:**
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281

InvestorRelations@saxonmtg.com

**For Immediate Release**

# Saxon Capital, Inc. Announces 2005 Fourth Quarter and Year End Financial Result

GLEN ALLEN, VA. (March 31, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced its financial results for the fourth quarter of and fiscal year end 2005, and restated financial results for the fiscal years, 2001, 2002, 2003, and 2004 and for each of the interim reporting periods of 2005 and 2004. The restatement reflects the elimination of the use of hedge accounting treatment under Statement of Financial Standards 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) for its derivative instruments held during these periods to manage interest rate risk. All numbers presented herein have been restated.

**Financial and Operational Highlights:**

- Fourth quarter 2005 net income of $17.8 million, or $0.35 per share diluted. Year ended December 31, 2005, net income of $110.7 million, or $2.18 per share diluted.
- Net mortgage loan portfolio at December 31, 2005 was $6.4 billion, an increase of 7% from December 31, 2004.
- Fourth quarter 2005 mortgage loan production was $908 million, a decrease of 5% from the fourth quarter of 2004 and an increase of 7% from the third quarter of 2005 (excluding called loans).
- Fourth quarter 2005 net cost to produce was 2.45%, compared to 2.84% for the fourth quarter of 2004 and 2.94% for the third quarter of 2005.
- Fourth quarter 2005 cost to service was 15 basis points, compared to 25 basis points for the fourth quarter of 2004 and 17 basis points for the third quarter of 2005.

"The extremely competitive pricing and market conditions in 2005 brought new challenges for Saxon", said Michael L. Sawyer, Chief Executive Officer of Saxon. "However, within this environment, our management team remained focused on our core disciplines of risk-based pricing, credit and strategic capital deployment. We invested in technology, growing our third party servicing channel, refined our loan origination platform and, most importantly, reduced our general and administrative expenses."

**Financial Results**
This press release reports Saxon's financial results under generally accepted accounting principles ("GAAP"). Also presented are non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission that management believes provide useful information to investors regarding Saxon's financial performance. The non-GAAP measures presented include core net income, core earnings per share diluted, core net interest income and margin, total net cost to produce, cost to service, securitization net losses on liquidated loans, and a Company defined working capital calculation. Additional information about each of these non-GAAP financial measures, including a definition and the reason management believes its presentation provides useful information and a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP measure is provided in Schedule B of this press release. The presentation of these non-GAAP financial measures is not to be considered in isolation or as a substitute for the Company's financial results prepared in accordance with GAAP.

**Net Income and Earnings Per Share**
Saxon reported net income for the fourth quarter of 2005 of $17.8 million, or $0.35 per share diluted, compared to $37.9 million, or $0.76 per share diluted for the fourth quarter of 2004, and $31.9 million, or $0.63 per share diluted for the third quarter of 2005. For the year ended December 31, 2005, the Company reported net income of $110.7 million, or $2.18 per share diluted, compared to $106.3 million, or $2.91 per shared diluted for the prior year.

**Core Net Income and Earnings Per Share**
Core net income for the fourth quarter of 2005 was $17.9 million, or $0.35 per share diluted, compared to $35.5 million, or $0.71 per share diluted for the fourth quarter of 2004, and $15.2 million, or $0.30 per share diluted for the third quarter of 2005. For the year ended December 31, 2005, core net income was $93.6 million, or $1.85 per share diluted, compared to $109.3 million, or $2.99 per shared diluted, for the prior year. Core net income excludes the mark to market gains or losses recognized on derivative instruments. See Schedule B of this press release for a reconciliation of core net income to net income.

**Net Interest Income and Margin**

Net interest income was $40.5 million for the fourth quarter of 2005, compared to $59.1 million for the fourth quarter of 2004 and $47.3 million for the third quarter of 2005. Net interest margin was 2.6% for the fourth quarter of 2005, compared to 4.2% for the fourth quarter of 2004 and 3.1% for the third quarter of 2005. Net interest income for the year ended December 31, 2005 was $194.8 million, compared to $255.3 million for the prior year. Net interest margin for the year ended December 31, 2005 was 3.2%, compared to 4.9% for the prior year. Net interest margin is calculated as net interest income divided by average interest-earning assets. Average interest-earning assets are calculated using a daily average balance over the time period indicated.

Throughout 2005, faster prepayment of the higher weighted average coupon portion of the Company's mortgage loan portfolio reduced gross interest income. Due to intensely competitive pricing, the mortgage loans produced by the Company during 2005 had a lower weighted average coupon than the mortgage loans in the Company's portfolio that were prepaid. Interest expense increased due to the 199 basis point rise in 1-month LIBOR from December 31, 2004 to December 31, 2005 and the impact of such rise on Saxon's long- and short-term financings. Net interest income and margin do not include the effect of Saxon's economic hedge of its cost of financing.

**Core Net Interest Income and Margin**

Core net interest income was $47.1 million for the fourth quarter of 2005, compared to $61.2 million for the fourth quarter of 2004 and $50.5 million for the third quarter of 2005. Core net interest margin was 3.0% for the fourth quarter of 2005, compared to 4.3% for the fourth quarter of 2004 and 3.3% for the third quarter of 2005. Core net interest income for the year ended December 31, 2005 was $210.3 million compared to $257.8 million for the prior year. Core net interest margin for the year ended December 31, 2005 was 3.4% as compared to 5.0% for the prior year. Core net interest income is net interest income adjusted to include the net cash settlements received or paid on derivative instruments. Core net interest margin is calculated as core net interest income divided by average interest-earning assets. Average interest-earning assets are calculated using a daily average balance over the time period indicated. See Schedule B for a reconciliation of core net interest income to net interest income, and core net interest margin to net interest margin.

Core net interest income and margin were affected by the same factors as net interest income and margin, partially offset by the net cash settlement on the derivative instruments.

**Provision for Mortgage Loan Losses**

Provision for mortgage loan losses was $11.5 million for the fourth quarter of 2005, compared to $9.6 million for the fourth quarter of 2004 and $19.1 million for the third quarter of 2005. Provision for mortgage loan losses increased to $42.3 million for the year ended December 31, 2005 from $31.6 million for the prior year. In the fourth quarter of 2005, the Company reduced the reserve of $6.8 million relating to Hurricane Katrina that had been recorded in the third quarter of 2005 by $2.3 million. This reduction was based on actual inspection reports of properties in the affected areas that indicated damage was less severe than originally estimated. The increase in the provision for mortgage loan losses, other than the increase associated with Hurricane Katrina, during the fourth quarter of 2005 and full year of 2005 was consistent with the growth and seasoning of the mortgage loan portfolio.

**Servicing income, net**

Servicing income, net of amortization and impairment, was $21.4 million for the fourth quarter of 2005, compared to $11.7 million for the fourth quarter of 2004 and $19.1 million for the third quarter of 2005. Servicing income, net of amortization and impairment, was $71.2 million for the year ended December 31, 2005, compared to $28.3 million for the prior year. Saxon's third party servicing portfolio was $18.4 billion at December 31, 2005, an increase of 30% from December 31, 2004, and a decrease of 9% from September 30, 2005. During 2005, the Company purchased mortgage servicing rights from third parties relating to approximately $12.4 billion in principal balances of mortgage loans, compared to $11.5 billion in principal balances of mortgage loans in 2004. The Company's average purchase price for the mortgage servicing rights purchased in 2005 was 68 basis points, compared to 74 basis points for 2004.

**Operating Expenses**

Total operating expenses, which include payroll and related expenses, general and administrative expense, depreciation and other expenses, were $38.7 million for the fourth quarter of 2005, compared to $41.3 million for the fourth quarter of 2004 and $41.1 million for the third quarter of 2005. Total operating expenses were $153.8 million for the year ended December 31, 2005, compared to $143.7 million for the prior year.

Total operating expenses decreased for the fourth quarter of 2005 compared to the fourth quarter of 2004 primarily due to a decrease in salary and related expenses, and general and administrative expenses across all business segments. Total operating expenses decreased for the fourth quarter of 2005 compared to the third quarter of 2005 primarily due to a decrease in salary and related expenses, and general and administrative expenses across all business segments. Total operating expenses increased for the year ended December 31, 2005 compared to the year ended December 31, 2004 primarily due to an increase in salary expense and general administrative expenses in the servicing segment, partially offset by a decrease in operating expenses related to the mortgage production segment and a decrease in FAS 91 capitalized costs.

During 2005, the Company closed 12 retail branches and divested five branches, with the majority of these events occurring late in the second quarter of 2005. The branches impacted by these closings had produced 49% of the Company's 2004 retail mortgage loan production, accounted for 51% of its 2004 retail operating expenses and employed 49% of the employees in the retail channel at December 31, 2004. In 2005, the Company focused on refining its direct lending operations through a more efficient network of strategically located retail sales centers and three centralized facilities, located in Virginia, Texas and California. Wholesale and retail back-office operations were combined during the first half of 2005 and, in June 2005, a Central Region office was opened to enable the Company to service its brokers in all capacities, including underwriting, closing, funding, and post-closing duties in the central region of the United States from an office located in that region. The Company believes the new structure enables it to streamline processes, increase efficiencies, productivity and scale, and improve training and employee development, while reducing the overall cost to produce mortgage loans. During the second half of 2005, Saxon made significant progress in increasing staffing levels within its strategically located retail sales centers, after having experienced substantial layoffs in early 2005 as a result of branch closures and divestitures. The Company believes it began to experience efficiencies and increased productivity from centralizing its wholesale and retail back-office operations throughout the second half of 2005, although these efficiencies were not apparent in its

results of operations for the second half of 2005 due to the timing of the costs incurred to invest in the new centralized structure combined with lower production due to lost production from the branches that were closed.

**Cost to Service and Total Net Cost to Produce**

Cost to service was 15 basis points for the fourth quarter of 2005, compared to 25 basis points for the fourth quarter of 2004, and 17 basis points cost in the third quarter of 2005. Total net cost to produce was 2.45% of total loan production for the fourth quarter of 2005, compared to 2.84% for the fourth quarter of 2004 and 2.94% for the third quarter of 2005. Total net cost to produce was 2.86% for the year ended December 31, 2005, compared to 2.91% for the prior year. Total net cost to produce for the fourth quarter of 2005 decreased from the fourth quarter of 2004 and the third quarter of 2005, and decreased for the year ended December 31, 2005 compared to prior year, due to the Company's continued focus on cost management.

"We are pleased with the improvement we have seen in our total net cost to produce in our production business and cost to service in our servicing business. We continue to see the results of our focus on increasing efficiencies throughout our operations", said Sawyer. "Overall, our operating expenses as a percentage of average assets continue to decrease quarter over quarter".

**Portfolio Performance**

The following table provides information regarding Saxon's portfolio performance:

| ($ in thousands) | December 31, 2005 | September 30, 2005 | December 31, 2004 |
|---|---|---|---|
| Outstanding principal balance at period end | $6,394,873 | $6,185,969 | $5,950,965 |
| Portfolio weighted average credit score | 616 | 617 | 617 |
| Portfolio weighted average coupon | 7.5% | 7.4% | 7.6% |

| ($ in thousands) | December 31, 2005 | | September 30, 2005 | | December 31, 2004 | |
|---|---|---|---|---|---|---|
| | Principal balance | % | Principal balance | % | Principal balance | % |
| 30-59 days past due | $363,780 | 5.69% | $357,960 | 5.79% | $290,525 | 4.88% |
| 60-89 days past due | $98,907 | 1.55% | $85,159 | 1.38% | $83,225 | 1.40% |
| 90 days or more past due | $74,746 | 1.17% | $40,316 | 0.65% | $51,767 | 0.87% |
| Bankruptcies (1) | $154,787 | 2.42% | $125,780 | 2.03% | $110,846 | 1.86% |
| Foreclosures | $117,776 | 1.84% | $128,253 | 2.07% | $121,571 | 2.04% |
| Real estate owned (2) | $49,818 | 0.78% | $46,310 | 0.75% | $49,699 | 0.84% |
| Seriously delinquent % (3) | $442,805 | 6.92% | $393,843 | 6.37% | $393,159 | 6.61% |
| Securitization net losses on liquidated loans - year ended (4) | $47,377 | 0.74% | $33,424 | 0.54% | $46,725 | 0.79% |
| Securitization net losses on liquidated loans - quarter ended (4) | $13,953 | 0.87% | $9,078 | 0.59% | $14,474 | 0.97% |
| Charge-offs - year ended (5) | $36,878 | 0.58% | $25,972 | 0.42% | $43,623 | 0.73% |
| Charge-offs - quarter ended (5) | $10,906 | 0.68% | $8,618 | 0.56% | $11,014 | 0.74% |

(1) Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy. Amounts included for contractually current bankruptcies for the owned portfolio for December 31, 2005 and 2004, are $43.3 million and $19.6 million, respectively, and $24.5 million, for September 30, 2005.

(2) When a loan is deemed to be uncollectible and the property is foreclosed, it is transferred to REO at net realizable value and periodically evaluated for additional impairments. Net realizable value is defined as the property's fair value less estimated costs to sell. Costs of holding this real estate and related gains and losses on disposition are credited or charged to operations as incurred; and therefore, are not included as part of our allowance for loan and interest losses.

(3) Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(4) Securitization net losses on liquidated loans for our portfolio exclude losses relating to sales of delinquent called loans purchased at a discount and certain recoveries during 2004 of $11.1 million. Quarter ended percentages are annualized. See reconciliation of securitization net losses on liquidated loans to charge-offs in Schedule B.

(5) Charge-offs represent the losses recognized in our financial statements in accordance with GAAP. Quarter ended percentages are annualized. See reconciliation of securitization net losses on liquidated loans to charge-offs in Schedule B.

**Loan Production**

Mortgage loan production was $908 million for the fourth quarter of 2005, a decrease of 5% compared to the fourth quarter of 2004, and an increase of 7% from the third quarter of 2005 (excluding $83 million in principal balances of loans acquired in the fourth quarter of 2004 in clean-up calls of securitization pools serviced by the Company). Mortgage loan production was $3.3 billion for the year ended December 31, 2005, compared to $3.5 billion for the prior year (excluding $270 million in principal balances of loans acquired in 2004 in clean-up calls of securitization pools serviced by the Company. No such clean-up calls were exercised in 2005). The weighted average coupon on the Company's production in the fourth quarter of 2005 was 7.9%, compared to 7.3% for both the third quarter of 2005 and the fourth quarter of 2004.

Saxon's wholesale mortgage loan production was $387.9 million during the fourth quarter of 2005, an increase of 2% from the fourth quarter of 2004, and a decrease of 4% from the third quarter of 2005. Wholesale mortgage loan production was $1.5 billion for the year ended December 31, 2005, which was flat compared to the prior year. Saxon's retail mortgage loan production was $162.7 million during the fourth quarter of 2005, a decrease of 36% from the fourth quarter of 2004, and a decrease of 4% from the third quarter of 2005. Retail mortgage loan production was $713.3 million for the year ended December 31, 2005, a decrease of 26% from the prior year. Saxon's correspondent flow mortgage loan production was $287.2 million during the fourth quarter of 2005, an increase of 10% from the fourth quarter of 2004, and an increase of 26% from the third quarter of 2005. Correspondent flow mortgage loan production was $938.1 million for the year ended December 31, 2005, an increase of 11% from the prior year. Saxon's correspondent bulk mortgage loan production was $70.5 million during the fourth quarter of 2005, an increase of 10% from the fourth quarter of 2004, and an increase of 60% from the third quarter of 2005. Correspondent bulk mortgage loan production was $185.8 million for the year ended December 31, 2005, an increase of 2.0% from the prior year.

"Our production levels in 2005 decreased year-over-year primarily due to the closing or divesture of retail branches and our decision to deploy capital to our servicing segment in light of the continued erosion of margin that occurred in the origination marketplace," said Sawyer.

**Liquidity**

At December 31, 2005, Saxon had $1.7 billion in committed facilities and $138.9 million in working capital, compared to $1.6 billion in committed facilities and $223.9 million in working capital at December 31, 2004. It is common business practice to define working capital as current assets less current liabilities. However, the Company does not have a classified balance sheet and therefore calculates working capital using an internally defined formula, which is generally calculated as unrestricted cash and investments as well as unencumbered assets that can be pledged against existing committed facilities and converted to cash in five days or less. Management believes that this working capital calculation provides a better indication of the Company's liquidity available to conduct business at the time of calculation. A reconciliation between the Company's working capital calculation and the common definition of working capital is presented in Schedule B.

During the fourth quarter of 2005, Saxon priced and closed a $627.8 million asset-backed securitization, Saxon Asset Securities Trust 2005-4.

**REIT Taxable Income**

The following table is a reconciliation of GAAP net income to estimated REIT taxable net income for the year ended December 31, 2005:

| | For the year ended December 31, 2005 |
|---|---|
| *($ in thousands)* | |
| Consolidated GAAP income before taxes, including cumulative effect of change in accounting principle (SFAS 123 (R)) | $104,758 |
| Estimated tax adjustments: | |
| Plus: | |
|     Provision for losses - REIT portfolio | 55,660 |
|     Elimination of intercompany pre-tax net (income) loss | 36,741 |
|     Miscellaneous | 3,808 |
| Less: | |
|     Taxable REIT subsidiary pre-tax net income (loss) | 31,962 |
|     Hedging income (1) | 21,734 |
|     Securitized loan adjustments for tax | 12,683 |
| Estimated Qualified REIT taxable income | $134,589 |
| | |
| Estimated Qualified REIT taxable income @ 90% | $121,130 |
| 2005 taxable income distributions | (111,901) |
| 2005 undistributed taxable income | $9,229 |

(1) Although the Company has eliminated the use of hedge accounting under SFAS 133 for financial reporting purposes, it continues to account for certain of its derivative instruments as hedges for tax purposes.

The estimated REIT taxable income for the year ended December 31, 2005 set forth in the table above is an estimate only and is subject to change until the Company files its 2005 REIT federal tax returns.

To maintain its status as a REIT, Saxon is required to distribute at least 90% of its REIT taxable income each year to its shareholders. The calculation of REIT taxable income, under federal tax law, differs in certain respects, from the calculation of consolidated net income pursuant to GAAP. Saxon expects that consolidated GAAP net income may differ from REIT taxable income for many reasons, including, but not limited to, the following:

- the provision for loan loss expense recognized for GAAP purposes is based upon the estimate of probable loan losses inherent in the Company's existing portfolio of loans held for investment, for which the Company has not yet recorded a charge-off, whereas tax accounting rules allow a deduction for loan losses only in the period when a charge-off occurs;

- there are several differences between GAAP and tax methodologies for capitalization of mortgage loan origination expenses;
- there are differences between GAAP and tax related to the timing of recognition of income from derivative assets; and
- income of a taxable REIT subsidiary is generally included in the REIT's earnings for consolidated GAAP purposes, but is not recognized in REIT taxable income.

Management believes that the presentation of estimated REIT taxable income provides useful information to investors regarding the Company's estimated annual distributions to its investors. The presentation of REIT taxable income is not to be considered in isolation or as a substitute for financial results prepared in accordance with GAAP.

**Excess Inclusion Income**

Certain shareholders may be required to report a portion of the dividends received from Saxon to taxing authorities as "Excess Inclusion Income." Below are some potential tax consequences to certain shareholders as a result of the characterization of a portion of our dividends as Excess Inclusion Income. The Company strongly urges you to consult your tax advisor regarding the tax consequences of your ownership of shares of the Company's common stock.

- Tax-exempt shareholders will be subject to unrelated business taxable income (commonly referred to as UBTI) with respect to such excess inclusion income;
- Non-U.S. shareholders will be subject to the 30 percent U.S. federal withholding tax on this income without reduction under any otherwise applicable income tax treaty; and
- U.S. shareholders, including taxpaying entities, will not be able to offset such excess inclusion income against net operating losses or otherwise allowable deductions.

The estimated amount of Excess Inclusion Income for Saxon's aggregate 2005 dividends is 62%. This percentage is applied equally to each of the Company's regular quarterly and special dividend distributions.

**Tax Disclaimer**

The information contained above should not be construed as tax advice and is not a substitute for careful tax planning. You should consult your own tax advisor regarding the specific federal, state, local, foreign and other tax consequences to you regarding your ownership of shares of the Company's common stock.

**Recent Developments**

On January 11, 2006, Saxon paid its fourth quarter 2005 cash dividend of $0.50 per share of common stock and a special dividend of $0.14 per share of common stock, both of which were declared on December 20, 2005.

On March 8, 2006, Saxon announced its 2006 Annual Meeting of Shareholders will be held on Tuesday, June 13, 2006, at 9:00 a.m. Eastern Time at the Company's facility located at 4840 Cox Road, Glen Allen, Virginia 23060. Saxon also announced that it has designated the close of market on March 31, 2006 as the record date for shareholders entitled to notice of and to vote at the Annual Meeting. At the Annual Meeting, shareholders of record will be asked to elect Saxon's directors, ratify the selection of the Company's independent registered public accounting firm for the 2006 fiscal year, and to vote upon any and all such other matters as may properly come before the Annual Meeting.

On March 24, 2006, Saxon declared its first quarter 2006 regular cash dividend of $0.50 per share of common stock, payable on April 28, 2006 to shareholders of record on April 3, 2006.

**Financial Results Restatement**

On March 16, 2006, the Company announced that it would restate financial statements for the years ended December 31, 2001, 2002, 2003, and 2004, and for each of the interim reporting periods of 2005 and 2004, to eliminate the use of hedge accounting treatment under SFAS 133, for its derivative instruments held during these periods.

Subsequent to the issuance of the Company's December 31, 2004 consolidated financial statements, the Company determined that it needed to restate prior financial results to correct the way it has historically accounted for derivatives.

On December 5, 2005, the staff of the SEC expressed their views regarding the appropriate application of hedge accounting. The Company subsequently re-evaluated its application of hedge accounting and determined that it was inappropriately applying hedge accounting to its derivatives. Prior to this re-evaluation, the Company had believed that its accounting was consistent with GAAP.

Previously, changes in the fair value of cash flow hedges were recorded in other comprehensive income, net of income taxes, and the change in the fair value of previous fair value hedges were recorded as basis adjustments on mortgage loans which were amortized into earnings through interest income as a yield adjustment of the previously hedged loans.

The Company's designation of its derivative instruments as cash flow hedges for the period October 1, 2002 to September 30, 2005 did not meet the requirements of SFAS 133 with regard to documentation and effectiveness testing. Additionally, the Company's designation of its derivative instruments as fair value hedges for the period July 6, 2001 to September 30, 2002 did not meet the requirements of SFAS 133 with regard to hedging similar assets. As a result, the consolidated financial statements for the years ended December 31, 2004 and 2003 have been restated from the amounts previously reported to account for the derivative instruments as undesignated derivatives with all changes in the fair value of the derivative instruments recognized in the consolidated statements of operations.

The cumulative impact of the elimination of hedge accounting, from the third quarter of 2001 through the third quarter of 2005, is a decrease to reported net income by $5.1 million or 2%. Including the fourth quarter of 2005, which was not restated, the cumulative impact was an increase of net income of $0.5 million.

The resulting change in accounting treatment has no impact on the timing or amount of operating cash flows or cash flows under any derivative contract. It does not affect the Company's ability to make required payments on its outstanding debt obligations.

In addition, the Company restated certain amounts previously recorded in interest income to provision for loan loss and servicing income. There was no impact on net income for this restatement.

The following tables summarize the effects of the restatement..

| | First Quarter 2005 | | Second Quarter 2005 | | Third Quarter 2005 | |
| --- | --- | --- | --- | --- | --- | --- |
| | As Previously Reported | As Restated | As Previously Reported | As Restated | As Previously Reported | As Restated |
| **Statement of Operations Information:** | | | | | | |
| Interest income | $114,063 | $112,422 | $111,638 | $111,077 | $115,685 | $116,101 |
| Interest expense | $55,172 | $54,991 | $61,568 | $61,487 | $69,075 | $68,807 |
| Provision for loan loss | $(5,699) | $(2,308) | $(13,483) | $(9,428) | $(19,369) | $(19,092) |
| Derivative gains (losses) | $— | $21,234 | $— | $(15,084) | $— | $19,890 |
| Other expense (income) | $1,411 | $1,705 | $(117) | $137 | $1,253 | $1,286 |
| Income tax expense (benefit) | $(3,965) | $(3,327) | $2,336 | $2,944 | $(6,314) | $(5,796) |
| Net income | $31,735 | $53,969 | $19,398 | $7,028 | $11,610 | $31,909 |
| Earnings per share - basic | $0.64 | $1.08 | $0.39 | $0.14 | $0.23 | $0.64 |
| Earnings per share - diluted | $0.63 | $1.07 | $0.38 | $0.14 | $0.23 | $0.63 |
| | | | | | | |
| **Balance Sheet Information:** | | | | | | |
| Mortgage loan portfolio | $6,112,766 | $6,083,871 | $6,184,625 | $6,158,876 | $6,270,256 | $6,245,201 |
| Derivative assets | $27,738 | $31,831 | $17,279 | $18,222 | $33,919 | $33,264 |
| Other assets | $78,988 | $74,841 | $55,159 | $54,518 | $65,787 | $67,318 |
| Derivative liabilities | $4,228 | $5,068 | $2,793 | $3,234 | $5,262 | $7,025 |
| Deferred tax asset (liability) | $34,149 | $32,985 | $43,234 | $42,514 | $56,767 | $54,418 |
| Other comprehensive income (loss) | $18,242 | $(460) | $911 | $(336) | $22,932 | $(297) |

| | First Quarter 2004 | | Second Quarter 2004 | | Third Quarter 2004 | |
| --- | --- | --- | --- | --- | --- | --- |
| | As Previously Reported | As Restated | As Previously Reported | As Restated | As Previously Reported | As Restated |
| **Statement of Operations Information:** | | | | | | |
| Interest income | $90,999 | $97,388 | $99,051 | $102,995 | $99,657 | $101,396 |
| Interest expense | $33,167 | $31,294 | $36,045 | $34,228 | $37,933 | $40,030 |
| Provision for loan loss | $(3,878) | $(4,419) | $(10,160) | $(6,810) | $(14,730) | $(10,775) |
| | | | | | | |
| Servicing income, net of amortization and impairment | $4,892 | $4,602 | $6,931 | $5,336 | $8,371 | $6,636 |
| Derivative gains (losses) | $— | $(12,457) | $— | $23,220 | $— | $(15,790) |
| Other expense (income) | $1,143 | $1,109 | $1,248 | $1,686 | $978 | $1,796 |
| Income tax expense (benefit) | $10,666 | $6,435 | $8,893 | $20,943 | $(19,044) | $(9,294) |
| Net income | $19,692 | $18,930 | $17,448 | $35,697 | $38,285 | $13,788 |
| Earnings per share - basic | $0.69 | $0.66 | $0.61 | $1.24 | $1.21 | $0.44 |
| Earnings per share - diluted | $0.63 | $0.60 | $0.56 | $1.15 | $1.14 | $0.41 |
| | | | | | | |
| **Balance Sheet Information:** | | | | | | |
| Mortgage loan portfolio | $4,940,909 | $4,900,408 | $5,293,114 | $5,257,905 | $5,647,267 | $5,615,097 |
| Derivative assets | $— | $8,475 | $— | $25,247 | $— | $13,264 |
| Other assets | $67,764 | $60,607 | $73,976 | $53,384 | $103,853 | $91,054 |
| Derivative liabilities | $— | $5,648 | $— | $2,388 | $— | $825 |
| Deferred tax asset (liability) | $(2,161) | $16,022 | $2,660 | $15,887 | $9,007 | $6,269 |
| Other comprehensive income (loss) | $(10,118) | $(487) | $1,226 | $(291) | $(8,274) | $(552) |

| | 2004 | | 2003 | |
| --- | --- | --- | --- | --- |
| | As Previously Reported | As Restated | As Previously Reported | As Restated |
| **Statement of Operations Information:** | | | | |
| Interest income | $395,347 | $407,845 | $333,064 | $350,851 |
| Interest expense | $155,805 | $152,498 | $123,303 | $120,293 |
| Provision for loan loss | $(41,647) | $(31,627) | $(33,027) | $(19,364) |
| Servicing income, net of amortization and impairment | $33,636 | $28,260 | $32,134 | $27,214 |
| Derivative gains (losses) | $— | $(510) | $— | $(23,885) |
| Other expense | $4,827 | $6,042 | $1,739 | $1,252 |
| Income tax expense (benefit) | $(12,980) | $4,987 | $36,509 | $40,105 |
| Net income | $105,565 | $106,322 | $65,136 | $67,682 |
| Earnings per share - basic | $3.04 | $3.06 | $2.28 | $2.37 |
| Earnings per share - diluted | $2.89 | $2.91 | $2.16 | $2.25 |
| | | | | |
| **Balance Sheet Information:** | | | | |
| Mortgage loan portfolio | $6,027,620 | $5,997,376 | $4,723,416 | $4,677,358 |
| Derivative assets | $16,573 | $17,568 | $- | $16,789 |
| Other assets | $84,898 | $83,865 | $72,652 | $65,765 |
| Derivative liabilities | $1,809 | $2,636 | $- | $4,431 |
| Deferred tax asset (liability) | $27,825 | $27,506 | $(907) | $16,133 |
| Other comprehensive loss | $(3,842) | $(474) | $(5,497) | $(832) |

| | 2002 | | July 6, 2001 to December 31, 2001 | |
| --- | --- | --- | --- | --- |
| | As Previously Reported | As Restated | As Previously Reported | As Restated |
| **Statement of Operations Information:** | | | | |
| Interest income | $226,399 | $233,446 | $50,964 | $53,024 |
| Interest expense | $87,068 | $88,450 | $23,457 | $23,457 |
| Provision for loan loss | $(28,117) | $(26,367) | $(11,861) | $(11,565) |
| Servicing income, net of amortization and impairment | $22,924 | $19,967 | $11,577 | $11,459 |
| Derivative gains (losses) | $- | $(50,625) | $- | $(18,082) |
| Other expense | $(472) | $(31) | $1,771 | $1,426 |
| Income tax expense (benefit) | $16,833 | $(850) | $(3,957) | $(9,944) |
| Net (loss) | $27,377 | $(1,639) | $(6,287) | $(15,799) |
| Earnings per share - basic | $0.94 | $(0.06) | $(0.22) | $(0.56) |
| Earnings per share - diluted | $0.97 | $(0.06) | $(0.22) | $(0.56) |
| | | | | |
| **Balance Sheet Information:** | | | | |
| Mortgage loan portfolio | $3,612,473 | $3,540,285 | $1,723,477 | $1,705,736 |
| Derivative assets | $- | $3,286 | $- | $4,432 |
| Other assets | $38,945 | $29,443 | $17,863 | $25,664 |
| Derivative liabilities | $- | $3,830 | $- | $5,021 |
| Deferred tax asset (liability) | $17,588 | $44,616 | $11,772 | $17,759 |
| Other comprehensive loss | $5,707 | $472 | $- | $- |

**Conference Call**

Saxon will host a conference call for analysts and investors at 9 a.m. Eastern Time on Friday, March 31, 2006. For a live Internet broadcast of this conference call, please visit Saxon's investor relations website at www.saxonmortgage.com. To participate in the call, contact Ms. Meagan Green at 804-935-5281. A replay will be available shortly after the call and will remain available until 11:59 p.m. Eastern Time, April 7, 2006. The replay will be available on Saxon's website or at 800-475-6701 using the ID number 816231.

**About Saxon**

Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases mortgage loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of December 31, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $24.8 billion. For more information, visit www.saxonmortgage.com.

***Information Regarding Forward Looking Statements***

*Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of March 31, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.*

**Saxon Capital, Inc.**
**Condensed Consolidated Balance Sheets**
*(Dollars in thousands, except per share data)*
*(unaudited)*

| | December 31, 2005 | September 30, 2005 (as restated) | December 31, 2004 (as restated) |
|---|---|---|---|
| **Assets:** | | | |
| Cash | $6,053 | $9,493 | $12,852 |
| Accrued interest receivable | 54,268 | 50,873 | 50,221 |
| Allowance for interest losses | (16,086) | (12,418) | (12,418) |
| Net accrued interest receivable | 38,182 | 38,455 | 37,803 |
| Trustee receivable | 135,957 | 130,117 | 112,062 |
| | | | |
| Mortgage loan portfolio | 6,444,872 | 6,245,201 | 5,997,376 |
| Allowance for loan losses | (36,639) | (36,757) | (24,892) |
| Net mortgage loan portfolio | 6,408,233 | 6,208,444 | 5,972,484 |
| | | | |
| Restricted cash | 147,473 | 142,233 | 1,495 |
| Servicing related advances | 185,297 | 152,531 | 109,848 |
| Mortgage servicing rights, net | 129,742 | 138,943 | 98,995 |
| Real estate owned | 38,933 | 35,845 | 34,051 |
| Derivative assets | 19,954 | 33,264 | 17,568 |
| Deferred tax asset | 53,724 | 54,418 | 27,506 |
| Other assets | 68,530 | 67,318 | 83,865 |
| Total assets | $7,232,078 | $7,011,062 | $6,508,529 |
| **Liabilities and shareholders' equity:** | | | |
| **Liabilities:** | | | |
| Accrued interest payable | $8,357 | $7,044 | $8,045 |
| Dividends payable | 32,539 | - | 28,909 |
| Warehouse financing | 378,144 | 144,100 | 600,646 |
| Securitization financing | 6,182,389 | 6,195,417 | 5,258,344 |
| Derivative liabilities | 8,589 | 7,025 | 2,636 |
| Other liabilities | 28,925 | 25,493 | 22,876 |
| Total liabilities | 6,638,943 | 6,379,079 | 5,921,456 |
| Commitments and contingencies | | | |
| **Shareholders' equity:** | | | |
| Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding: 50,001,909 and 49,849,386 as of December 31, 2005 and 2004, respectively | 500 | 500 | 498 |
| Additional paid-in capital | 634,023 | 632,702 | 625,123 |
| Accumulated other comprehensive income (loss), net of tax of $(16) and $(21) | (355) | (297) | (474) |
| | | | |
| Net accumulated deficit | (41,033) | (922) | (38,074) |
| | | | |
| Total shareholders' equity | 593,135 | 631,983 | 587,073 |
| Total liabilities and shareholders' equity | $7,232,078 | $7,011,062 | $6,508,529 |

**Saxon Capital, Inc.**
**Consolidated Statements of Operations**
***($ in thousands, except per share data)***
***(unaudited)***

| | For the Year Ended December 31, | |
|---|---|---|
| | **2005** | **2004 (as restated)** |
| **Revenues:** | | |
| Interest income | $458,658 | $407,845 |
| Interest expense | (263,809) | (152,498) |
| Net interest income | 194,849 | 255,347 |
| Provision for mortgage loan losses | (42,344) | (31,627) |
| Net interest income after provision for mortgage loan losses | 152,505 | 223,720 |
| Servicing income, net of amortization and impairment | 71,222 | 28,260 |
| Derivative gains (losses) | 32,436 | (510) |
| Gain on sale of assets | 2,359 | 3,500 |
| Total net revenues | 258,522 | 254,970 |
| **Expenses:** | | |
| Payroll and related expenses | 77,436 | 74,323 |
| General and administrative expenses | 63,888 | 57,373 |
| Depreciation | 6,113 | 5,923 |
| Other expense | 6,358 | 6,042 |
| Total operating expenses | 153,795 | 143,661 |
| Income before taxes | 104,727 | 111,309 |
| Income tax (benefit) expense | (5,902) | 4,987 |
| **Net income before cumulative effect of change in accounting principle** | $110,629 | $106,322 |
| Cumulative effect of change in accounting principle (SFAS 123(R)) | 31 | — |
| **Net income** | $110,660 | $106,322 |
| **Earnings per common share:** | | |
| Average common shares - basic | 49,915 | 34,702 |
| Average common shares - diluted | 50,648 | 36,522 |
| Basic earnings per common share | $2.22 | $3.06 |
| Diluted earnings per common share | $2.18 | $2.91 |

**Saxon Capital, Inc.**
**Consolidated Statements of Operations**
*($ in thousands, except per share data)*
*(unaudited)*

| | Three months ended | | |
|---|---|---|---|
| | December 31, 2005 | September 30, 2005 (as restated) | December 31, 2004 (as restated) |
| **Revenues:** | | | |
| Interest income | $119,058 | $116,101 | $106,066 |
| Interest expense | (78,524) | (68,807) | (46,946) |
| Net interest income | 40,534 | 47,294 | 59,120 |
| Provision for mortgage loan losses | (11,516) | (19,092) | (9,623) |
| Net interest income after provision for mortgage loan losses | 29,018 | 28,202 | 49,497 |
| Servicing income, net of amortization and impairment | 21,369 | 19,063 | 11,686 |
| Derivative gains (losses) | 6,396 | 19,890 | 4,517 |
| Gain (loss) on sale of assets | (92) | 44 | 421 |
| Total net revenues | 56,691 | 67,199 | 66,121 |
| **Expenses:** | | | |
| Payroll and related expenses | 18,105 | 21,325 | 19,336 |
| General and administrative expenses | 15,612 | 16,918 | 19,063 |
| Depreciation | 1,713 | 1,557 | 1,461 |
| Other expense | 3,229 | 1,286 | 1,451 |
| Total operating expenses | 38,659 | 41,086 | 41,311 |
| Income before taxes | 18,032 | 26,113 | 24,810 |
| Income tax (benefit) expense | 277 | (5,796) | (13,097) |
| **Net income before cumulative effect of change in accounting principle** | $17,755 | $31,909 | $37,907 |
| Cumulative effect of change in accounting principle (SFAS 123(R)) | - | - | - |
| **Net income** | $17,755 | $31,909 | $37,907 |
| **Earnings per common share:** | | | |
| Average common shares - basic | 49,980 | 49,941 | 49,854 |
| Average common shares - diluted | 51,036 | 50,809 | 49,854 |
| Basic earnings per common share | $0.36 | $0.64 | $0.76 |
| Diluted earnings per common share | $0.35 | $0.63 | $0.76 |

**Saxon Capital, Inc.**
**Schedule A - Supplemental Data**
***(unaudited)***

| *($ in thousands)* | Fourth Quarter 2005 | Third Quarter 2005 | Fourth Quarter 2004 | Year ended December 31, 2005 | Year ended December 31, 2004 |
|---|---|---|---|---|---|
| **Production Statistics** | | | | | |
| Wholesale | $387,927 | $404,582 | $378,790 | $1,511,806 | $1,500,303 |
| Retail | 162,705 | 170,249 | 255,156 | 713,324 | 964,760 |
| Correspondent flow | 287,207 | 228,717 | 260,938 | 938,056 | 847,350 |
| Correspondent bulk | 70,447 | 44,219 | 64,198 | 185,849 | 182,179 |
| Called loans (1) | - | - | 83,269 | - | 270,036 |
| Total | $908,286 | $847,767 | $1,042,351 | $3,349,035 | $3,764,628 |
| | | | | | |
| Number of loans produced | 5,171 | 4,880 | 7,063 | 19,682 | 26,261 |
| Average loan-to-value | 78.9% | 79.2% | 80.2% | 79.0% | 80.2% |
| Credit Score | 609 | 613 | 615 | 614 | 621 |
| Fixed weighted average coupon | 8.0% | 7.5% | 8.3% | 7.8% | 7.9% |
| ARM weighted average coupon | 7.9% | 7.3% | 7.0% | 7.3% | 7.0% |
| Total weighted average coupon | 7.9% | 7.3% | 7.3% | 7.4% | 7.3% |
| **Summary of Product Type** | | | | | |
| ARM - Interest Only | 23.92% | 35.54% | 35.41% | 35.11% | 30.66% |
| ARM - 2/3/5 yr hybrid | 35.39% | 36.19% | 43.15% | 37.53% | 37.26% |
| ARM - Floating | 0.06% | 0.05% | 0.28% | 0.09% | 0.31% |
| ARM - 40/30 | 16.14% | 3.48% | - | 5.26% | - |
| Fixed - Interest Only | 0.32% | 1.19% | 0.74% | 0.66% | 2.57% |
| Fixed - 15/30 year | 18.17% | 18.65% | 13.98% | 16.37% | 21.74% |
| Fixed - 40/30 | 2.48% | 1.42% | - | 1.03% | - |
| Fixed - Balloons / Other | 3.52% | 3.48% | 6.44% | 3.95% | 7.46% |
| **Summary by Documentation** | | | | | |
| Full documentation | 65.73% | 74.47% | 71.69% | 71.14% | 70.53% |
| Stated documentation | 28.56% | 23.45% | 25.28% | 25.44% | 25.93% |
| Limited documentation | 2.16% | 2.08% | 3.03% | 2.46% | 3.54% |
| 12 month bank statement | 3.55% | - | - | 0.96% | - |
| **Summary by Purpose** | | | | | |
| Cash out refinance | 77.57% | 80.0% | 68.64% | 76.18% | 66.93% |
| Purchase | 17.94% | 16.35% | 25.94% | 19.50% | 26.57% |
| Rate or term refinance | 4.48% | 3.65% | 5.42% | 4.32% | 6.50% |
| **Key Ratios** | | | | | |
| Average assets (2) | $7,121,570 | $6,972,884 | $6,397,642 | $6,870,504 | $5,770,216 |
| Average equity (2) | $612,559 | $627,321 | $626,185 | $590,104 | $450,402 |
| Return on average assets (3) | 1.0% | 1.8% | 2.4% | 1.6% | 1.8% |
| Return on average equity (3) | 11.6% | 20.3% | 24.2% | 18.8% | 23.6% |
| Average equity/average assets | 8.6% | 9.0% | 9.8% | 8.6% | 7.8% |
| Debt to equity | 11.2 | 10.1 | 10.1 | 11.2 | 10.1 |
| Book value per share | $11.86 | $12.64 | $11.78 | n/a | n/a |
| Operating expenses/servicing portfolio (3) | 0.6% | 0.6% | 0.8% | 0.6% | 0.7% |
| Operating expenses/average assets (3) | 2.2% | 2.4% | 2.6% | 2.2% | 2.5% |

(1) Called loans occur upon exercise of the clean up call option by Saxon, as the servicer or master servicer, of certain securitized pools in the mortgage loan portfolio.

(2) Average assets is calculated by adding current quarter and prior quarter total assets and dividing by 2. Average equity is calculated by adding current quarter and prior quarter total equity and dividing by 2.

(3) Ratios are annualized.

**Saxon Capital, Inc.**
**Schedule B - Non-GAAP Financial Measures and Regulation G Reconciliations**

Core net income, core earnings per share diluted, core net interest income and margin, securitization net losses on liquidated loans, Company defined working capital, total net cost to produce, and cost to service are non-GAAP financial measures of Saxon's earnings within the meaning of Regulation G

promulgated by the Securities and Exchange Commission.

*Core net income* is net income less the mark to market gains or losses on derivative instruments.

*Core earnings per share diluted* is core net income divided by the weighted average diluted number of shares outstanding during the period.

*Core net interest income* is net interest income adjusted to include net cash settlements received or paid on derivative instruments.

*Core net interest income margin* is core net interest income divided by average interest earning assets. Average interest earning assets are calculated using a daily average balance over the time period indicated.

*Securitization net losses on liquidated loans* are losses recorded by the securitization trust at the time a REO loan is sold. GAAP requires losses to be recognized immediately upon a loan being transferred to REO.

*Company Defined Working Capital* is generally calculated as unrestricted cash and investments as well as unencumbered assets that can be pledged against existing committed facilities and converted to cash in five days or less.

*Total net cost to produce* is total production expenses, which include payroll and related expense and general and administrative expense attributable to our production segment, plus deferred capitalized costs and premiums paid, net of fees collected, divided by loan production. Capitalized expenses are origination expenses that are capitalized pursuant to FASB 91. Fees collected and premium are capitalized and recorded on balance sheet as components of net mortgage loan portfolio.

*Cost to service* is total servicing related expenses, which include payroll and related expenses and general and administrative expenses, divided by the daily weighted average of the total servicing portfolio.

Management believes the core financial measures are useful because they include the current period effects of Saxon's economic hedging program but exclude the mark to market derivative value changes. Saxon uses interest rate swaps, caps, futures and option agreements to create economic hedges of the variable rate debt it issues to finance its mortgage loan portfolio. Changes in the fair value of these derivatives, which reflect the potential future cash settlements over the remaining lives of the agreements according to the market's changing projections of interest rates, are recognized in the line item "Derivative gains (loss)" on the consolidated statements of operations. This single line item includes both the actual cash settlements related to the derivatives that occurred during the period and recognition of the changes in the fair value of the agreements over the period. The actual cash settlements include regular monthly payments or receipts under the terms of the agreements and amounts paid or received to terminate the agreements prior to maturity.

The amounts of net cash settlements and changes in derivative value that were included in the line item "Derivative gains (loss)" were:

| | Three Months Ended | | | Year Ended | |
|---|---|---|---|---|---|
| ($ in thousands) | December 31, 2005 | September 30, 2005 | December 31, 2004 | December 31, 2005 | December 31, 2004 |
| Fair value gain (loss) | $(157) | $16,666 | $2,404 | $17,024 | $(2,947) |
| Net cash settlements | 6,553 | 3,224 | 2,113 | 15,412 | 2,437 |
| Derivative gains (losses) | 6,396 | 19,890 | 4,517 | 32,436 | (510) |

As required by Regulation G, a reconciliation of each of these non-GAAP financial measures to the most directly comparable measure under GAAP is provided below.

**Regulation G Reconciliation - Core Net Income and Core Earnings Per Share Diluted**

| | Three Months Ended | | | Year Ended | |
|---|---|---|---|---|---|
| | | September 30, | | | |
| ($ in thousands except per share data ) | December 31, 2005 | 2005 | December 31, 2004 | December 31, 2005 | December 31, 2004 |
| **Core Net Income Reconciliation:** | | | | | |
| Net Income | $17,755 | $31,909 | $37,907 | $110,660 | $106,322 |
| Less: Fair value gain (loss) on derivatives | 157 | (16,666) | (2,404) | (17,024) | 2,947 |
| Core Net Income | $17,912 | $15,243 | $35,503 | $93,636 | $109,269 |
| | | | | | |
| Earnings per share - diluted | $0.35 | $0.63 | $0.76 | $2.18 | $2.91 |
| Core earnings per share-diluted | $0.35 | $0.30 | $0.71 | $1.85 | $2.99 |
| Diluted weighted average common shares outstanding. | 51,036 | 50,809 | 49,854 | 50,648 | 36,522 |

## Regulation G Reconciliation - Core Net Interest Income & Core Interest Margin Analysis

| ($ in thousands ) | Three Months Ended | | | Year Ended | |
|---|---|---|---|---|---|
| | December 31, 2005 | September 30, 2005 | December 31, 2004 | December 31, 2005 | December 31, 2004 |
| **Core Net Interest Income Reconciliation** | | | | | |
| Interest income | $119,058 | $116,101 | $106,066 | $458,658 | $407,845 |
| Interest expense | (78,524) | (68,807) | (46,946) | (263,809) | (152,498) |
| Plus: Net cash settlements | 6,553 | 3,224 | 2,113 | 15,412 | 2,437 |
| Core interest expense | (71,971) | (65,583) | (44,833) | (248,397) | (150,061) |
| Core net interest income | 47,087 | 50,518 | 61,233 | 210,261 | 257,784 |
| Provision for loan losses | (11,516) | (19,092) | (9,623) | (42,344) | (31,627) |
| Core net interest income loans after provision for loan losses | $35,571 | $31,426 | $51,610 | $167,947 | $226,157 |
| **Net Interest Margin and Core Net Interest Margin Analysis:** | | | | | |
| Average Balance Data | | | | | |
| Average interest earning assets | 6,278,580 | 6,132,934 | 5,642,337 | 6,122,150 | 5,182,719 |
| Average interest earning liabilities | 6,413,791 | 6,223,830 | 5,707,947 | 6,223,526 | 5,386,943 |
| | | | | | |
| Interest margin on loans | 7.6% | 7.6% | 7.5% | 7.5% | 7.9% |
| Cost of financing for loans | (4.9)% | (4.4)% | (3.3)% | (4.2)% | (2.8)% |
| Net interest margin (1) | 2.6% | 3.1% | 4.2% | 3.2% | 4.9% |
| Provision for mortgage loan losses | (0.7)% | (1.3)% | (0.7)% | (0.7)% | (0.6)% |
| Net interest margin after provision for loan losses | 1.9% | 1.8% | 3.5% | 2.5% | 4.3% |
| | | | | | |
| Net interest margin | 2.6% | 3.1% | 4.2% | 3.2% | 4.9% |
| Plus: Net cash settlements | 0.4% | 0.2% | 0.1% | 0.2% | 0.1% |
| Core net interest margin | 3.0% | 3.3% | 4.3% | 3.4% | 5.0% |
| Provision for mortgage loan losses | (0.7)% | (1.3)% | (0.7)% | (0.7)% | (0.6)% |
| Core net interest margin on after provision for loan losses | 2.3% | 2.0% | 3.6% | 2.7% | 4.4% |

(1) Net interest margin does not equal the arithmetic difference between interest margin on loans and cost of financing for loans due to the difference between the principal balance of mortgage loans and the principal balance of the debt financing those loans.

## Regulation G Reconciliation - Securitization Net Losses on Liquidated Loans

Management believes that it is meaningful to show securitization net losses on liquidated loans and charge-offs as measures of losses since it is a widely accepted industry practice to evaluate securitization net losses on liquidated loans and the information is provided on a monthly basis to the investors in each securitization. GAAP requires losses to be recognized immediately upon a loan being transferred to REO, whereas securitization net losses on liquidated loans do not recognize a loss on REO until the loan is sold. This causes a timing difference between charge-offs and securitization net losses on liquidated loans. In addition, securitization net losses on liquidated loans exclude losses resulting from delinquent loan sales.

| | Three Months Ended | | | Year Ended | |
| --- | --- | --- | --- | --- | --- |
| *($ in thousands)* | December 31, 2005 | September 30, 2005 | December 31, 2004 | December 31, 2005 | December 31, 2004 |
| Securitization net losses on liquidated loans | $13,953 | $9,078 | $14,474 | $47,377 | $46,725 |
| Loan transfers to real estate owned | 8,438 | 7,530 | 8,838 | 31,285 | 35,748 |
| Realized losses on real estate owned | (10,370) | (7,789) | (11,563) | (37,338) | (37,869) |
| Timing differences between liquidation and claims processing | (401) | (258) | (151) | (1,196) | (1,511) |
| Loss from delinquent loan sale applied to reserve | - | - | - | - | 359 |
| Interest not advanced on warehouse loans | (33) | (157) | (173) | (484) | (353) |
| Other | (681) | 214 | (411) | (2,766) | 524 |
| Charge-offs | $10,906 | $8,618 | $11,014 | $36,878 | $43,623 |

## Regulation G Reconciliation - Working Capital

Management believes that the internally derived working capital calculation provides a better indication of the Company's liquidity available to conduct business at the time of calculation.

| | December 31, 2005 | | December 31, 2004 | |
| --- | --- | --- | --- | --- |
| *($ in thousands)* | Saxon Defined Working Capital | Commonly Defined Working Capital | Saxon Defined Working Capital | Commonly Defined Working Capital |
| Unrestricted cash | $6,053 | $6,053 | $12,852 | $12,852 |
| Borrowing availability | 75,198 | - | 63,686 | - |
| Trustee receivable | - | 135,958 | - | 112,062 |
| Accrued interest receivable | - | 38,182 | - | 37,803 |
| Accrued interest payable | - | (8,357) | - | (8,045) |
| Unsecuritized mortgage loans - payments less than one year | 212,003 | 444,918 | 429,505 | 674,596 |
| Warehouse financing - payments less than one year | (154,339) | (154,339) | (282,092) | (523,277) |
| Repurchase financing - payments less than one year | - | (223,805) | - | - |
| Servicing advances | - | 185,297 | - | 113,129 |
| Financed advances - payments less than one year | - | (110,929) | - | (34,667) |
| Securitized loans - payments less than one year | - | 2,370,502 | - | 1,575,480 |
| Securitized financing - payments less than one year | - | (2,400,559) | - | (1,558,258) |
| Total | $138,915 | $282,920 | $223,951 | $401,675 |

## Regulation G Reconciliation - Total Net Cost to Produce

Management believes net cost to produce is beneficial to investors because it provides a measurement of efficiency in the origination process.

| *($ in thousands)* | Three Months Ended | | | Year Ended | |
|---|---|---|---|---|---|
| **Total Operating Expenses** | **December 31, 2005** | **September 30, 2005** | **December 31, 2004** | **December 31, 2005** | **December 31, 2004** |
| Wholesale G&A | $7,712 | $8,592 | $8,024 | $31,738 | $32,090 |
| Retail G&A | 8,877 | 10,123 | 12,638 | 42,559 | 49,866 |
| Correspondent G&A | 1,996 | 2,148 | 2,068 | 8,478 | 8,343 |
| Total Production Expenses | $18,585 | $20,863 | $22,730 | $82,775 | $90,299 |
| Servicing G&A | 9,741 | 11,122 | 10,881 | 41,534 | 31,268 |
| Administrative G&A | 12,531 | 14,036 | 13,923 | 48,726 | 48,323 |
| Other (income)/expenses | 3,229 | 1,286 | 1,451 | 6,358 | 6,042 |
| Gross Operating Expenses | $44,086 | $47,307 | $48,985 | $179,393 | $175,932 |
| Capitalized expenses | (5,427) | (6,221) | (7,674) | (25,598) | (32,271) |
| Total Operating Expenses | $38,659 | $41,086 | $41,311 | $153,795 | $143,661 |
| **Fees Collected** | | | | | |
| Wholesale fees collected | $1,137 | $1,230 | $1,172 | $4,579 | $4,725 |
| Retail fees collected | 4,876 | 4,779 | 6,569 | 19,639 | 24,208 |
| Correspondent fees collected | 279 | 235 | 258 | 944 | 862 |
| Total fees collected | $6,291 | $6,244 | $7,999 | $25,162 | $29,795 |
| **Premium Paid** | | | | | |
| Wholesale premium | $2,239 | $3,161 | $3,860 | $11,977 | $14,954 |
| Correspondent premium | 7,738 | 7,137 | 8,616 | 26,344 | 26,341 |
| Total premium | $9,977 | $10,298 | $12,476 | $38,321 | $41,295 |
| **Net Cost to Produce - dollars** | | | | | |
| Wholesale | $8,814 | $10,523 | $10,712 | $39,136 | $42,319 |
| Retail | 4,001 | 5,344 | 6,069 | 22,920 | 25,658 |
| Correspondent | 9,455 | 9,050 | 10,426 | 33,878 | 33,822 |
| Total | $22,270 | $24,917 | $27,207 | $95,934 | $101,799 |
| **Volume** | | | | | |
| Wholesale | $387,927 | $404,582 | $378,790 | $1,511,806 | $1,500,302 |
| Retail | 162,705 | 170,249 | 255,156 | 713,324 | 964,760 |
| Correspondent flow | 287,207 | 228,717 | 260,938 | 938,056 | 847,350 |
| Correspondent bulk | 70,447 | 44,219 | 64,198 | 185,849 | 182,179 |
| Total | $908,286 | $847,767 | $959,082 | $ 3,349,036 | $3,494,591 |
| **Net Cost to Produce -basis pts** | | | | | |
| Wholesale | 2.27% | 2.60% | 2.83% | 2.59% | 2.82% |
| Retail | 2. 46% | 3.14% | 2.38% | 3.21% | 2.66% |
| Correspondent | 2.64% | 3.32% | 3.21% | 3.01% | 3.29% |
| Total Production Net Cost to Produce | 2.45% | 2.94% | 2.84% | 2.86% | 2.91% |

## Regulation G Reconciliation - Cost to Service

Management believes that cost to service is beneficial to investors because it provides a measurement of efficiency in the servicing channel.

| *($ in thousands)* | Three Months Ended | | | Year Ended | |
|---|---|---|---|---|---|
| | **December 31, 2005** | **September 30, 2005** | **December 31, 2004** | **December 31, 2005** | **December 31, 2004** |
| Servicing G&A(1) | $9,741 | $11,122 | $10,881 | $41,534 | $31,268 |
| Average total portfolio balance (2) | 25,504,321 | $26,264,268 | 17,737,569 | $24,121,468 | $13,154,152 |
| Cost to service (annualized) | 0.15% | 0.17% | 0.25% | 0.17% | 0.24% |

(1) Servicing G&A is a component of total operating expenses on the consolidated statement of operations and is reconciled to total operating expenses in the Total Net Cost to Produce reconciliation table above.

(2) Average total portfolio balance is a daily weighted average of the total servicing portfolio